April 5, 2007

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:    Terence O’Brien, Branch Chief

Re:	Matrix Service Company
Form 10-K for the fiscal year ended May 31, 2006
Filed on August 4, 2006
File No. 1-15461

Ladies and Gentlemen:

The purpose of this letter is to respond to your comment regarding the Annual Report on Form 10-K for the fiscal year ended May 31, 2006 filed by Matrix Service Company (the “Company” or “we”, “us” or “our”) as set forth in your letter of March 19, 2007. Our response to your comment is provided in bold, is preceded by your comment and is numbered to correspond to the number used in your letter.

Form 10-K for the year ended May 31, 2006

Note 4. Goodwill, page 62

1.	We note your response to prior comment 2. In the proposed disclosure you state, “As a result of improved operating results over the past several quarters, the resolution of most of our large, disputed contracts and the expansion and extension of our credit facility in December 2006, we do not currently anticipate another goodwill impairment.” This language does not address the amount of headroom between the estimated fair value and carrying value for your reporting units on future balance sheet dates, as discussed in our comment. As a result, the likelihood of additional impairments materially affecting the company’s operations is not clear and the relationship of your proposed sensitivity analysis on the fair value estimates to the potential financial statement impact is not evident. In future filings, please include appropriate disclosure linking the discussion of your critical accounting estimates and assumptions to the potential impact on the financial statements. As discussed in our prior comment, you should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

In future filings, we will endeavor to include appropriate quantitative and qualitative disclosure linking our critical accounting estimates and assumptions to the potential impact on the financial statements. We will include in the disclosure related to goodwill, a discussion of the excess of estimated fair value over carrying value of our reporting units.

We appreciate your consideration of our response and would be pleased to discuss our responses with you at your convenience. Please feel free to call me at (800) 866-8822 at any time.

Very truly yours,

George L. Austin

Vice President – Finance

Chief Financial Officer

cc:	Jenn Do, Securities and Exchange Commission
Robert Morgan, Deloitte & Touche LLP
Mark Berman, Conner & Winters, LLP

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